Filed pursuant to Rule 424(b)(3)
Registration File No. 333-196302

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC.
SUPPLEMENT NO. 19, DATED AUGUST 12, 2015,
TO THE PROSPECTUS, DATED AUGUST 20, 2014

This prospectus supplement, or this Supplement No. 19, is part of the prospectus of American Realty Capital Healthcare Trust III, Inc., or the Company, dated August 20, 2014, or the Prospectus, as supplemented by Supplement No. 18, dated August 4, 2015, or Supplement No. 18, Supplement No. 17, dated June 17, 2015, or Supplement No. 17 and Supplement No. 16, dated June 4, 2015, or Supplement 16. This Supplement No. 19 supplements, modifies or supersedes certain information contained in the Prospectus and Supplement No, 18, Supplement No. 17 and Supplement 16 and should be read in conjunction with the Prospectus, Supplement No. 18, Supplement No. 17 and Supplement No. 16. This Supplement No. 19 will be delivered with the Prospectus and Supplement No. 18, Supplement No. 17 and Supplement No. 16. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purposes of this Supplement No. 19 are to:

•	describe anticipated transactions for the parents of our sponsor and dealer manager, which, individually, we refer to as a Transaction, and, collectively, as the Transactions;
•	update our description of real estate investments; and
•	attach our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 as Annex A.

PROSPECTUS UPDATES

Potential Transactions for the Parents of our Sponsor and Dealer Manager

The following information should be read in conjunction with the “What is American Realty Capital Healthcare Trust III, Inc.?” subsection of the “Prospectus Summary” section on page 1 of the Prospectus, the paragraph under the “Who is your sponsor?” subsection of the “Prospectus Summary” section on page 3 of the Prospectus, the “Our Advisor,” “Our Property Manager” and “Our Dealer Manager” subsections of the “Management” section on pages 100, 102 and 103 of the Prospectus and the “Dealer Manager and Compensation We Will Pay for the Sale of Our Shares” subsection of the “Plan of Distribution” section on page 228 of the Prospectus and all similar discussions appearing throughout the Prospectus:

“On August 6, 2015, AR Capital, LLC, or ARC, the parent of our sponsor, entered into a Transaction Agreement, or the Transaction Agreement, with AMH Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership, or AMH, and an affiliate of Apollo Global Management, LLC (NYSE: APO), which, together with its consolidated subsidiaries, we refer to as Apollo, and a newly formed entity, AR Global Investments, LLC, a Delaware limited liability company, or AR Global. The Transaction Agreement provides that ARC will transfer to AR Global substantially all of the assets of its ongoing asset management business (including equity interests in its subsidiaries). AMH will contribute money and other assets to AR Global. Following the consummation of the Transaction contemplated by the Transaction Agreement, AMH will hold a 60% interest in AR Global and ARC will hold a 40% interest in AR Global. The business and affairs of AR Global will be overseen by a board of managers comprised of ten members, six of which will be appointed by AMH and four of which will be appointed by ARC. Our advisor and property manager are currently owned indirectly by ARC and following the Transaction will be owned indirectly by AR Global.

Also, on August 6, 2015, RCS Capital Corporation, or RCS Capital, the parent of our dealer manager and a company under common control with ARC, announced that it has entered into an agreement with an affiliate of Apollo to sell RCS Capital’s Wholesale Distribution division, including our dealer manager, and certain related entities. Upon completion of the Transaction, our dealer manager will continue to operate as a standalone entity within AR Global. The current management team of our dealer manager, which is led by William E. Dwyer III, will continue to operate the day-to-day functions of the business.

The Transactions are subject to customary closing conditions and are expected to close in 2015. Upon consummation of the Transactions, our advisor, dealer manager, property manager and sponsor are expected to continue to serve in their respective capacities to us. Our independent directors unanimously endorsed the Transactions.”

Description of Real Estate Investments

The following disclosure is hereby inserted as a new section under “Description of Real Estate Investments —  Recent Property Investments — Decatur Medical Office Building — Decatur, GA,” as included in Supplement No. 18.

“Buckeye Health Center — Cleveland, Ohio

On August 3, 2015, we closed our acquisition of the fee simple interest in a medical office building, or the Buckeye Health Center, located in Cleveland, Ohio. We acquired the property through a wholly-owned subsidiary of our operating partnership. The seller of the property was 200 E. 18th LLC. The seller has no material relationship with us or any of our affiliates or any directors or officers or any associate of any such director or officer.

Capitalization

The contract purchase price of Buckeye Health Center was $5.6 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering. At closing, we paid an acquisition fee of $0.1 million to our advisor.

S-1

Major Tenants/Lease Expiration

The property contains 25,070 rentable square feet and was 100% leased to The MetroHealth System. The lease is net whereby the tenant is required to pay operating expenses, excluding all costs to maintain and repair the roof and structure of the building, in addition to base rent. The lease has an original 15-year term that commenced in March 2005 and expires in March 2020, contains a rental escalation equal to 3.2% in the 11th year of the lease and has three five-year renewal options. Annualized cash rental income for the initial term of the lease is expected to be $0.4 million.

The table below sets forth the occupancy rate and average effective annual rent per rentable square foot as of December 31 for each of the last five years:

	2014	2013	2012	2011	2010
Occupancy	100%	100%	100%	100%	100%
Average effective annual rent per rentable square foot	$15.55	$15.55	$15.55	$15.55	$15.55

Other

We believe the property is suitable and adequate for its uses.

We do not have any significant scheduled capital improvements for the property.

We believe that the property is adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2015 U.S. federal income tax return.

The annual real estate taxes payable on the building for the calendar year 2015 are expected to be approximately $0.1 million. Such real estate taxes are to be reimbursed by the tenant under the terms of the lease.

We believe that the property is well-located with acceptable roadway access and is well maintained. The property is subject to competition from similar properties within its market area, and the economic performance of the property could be affected by changes in local economic conditions or losses of contracts with major insurance companies reducing the in-network patient base. We did not consider any other factors material or relevant to the decision to acquire the property, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.”

Annex A

On August 11, 2015, we filed with the Securities and Exchange Commission our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which is attached as Annex A to this Supplement No. 19.

S-2

ANNEX A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 333-196302

American Realty Capital Healthcare Trust III, Inc.

(Exact name of registrant as specified in its charter)

Maryland	38-3930747
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

405 Park Ave., 14th Floor New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(212) 415-6500

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☒ No ☐

Indicate by check mark whether the registrant submitted electronically and posted on its corporate Web Site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date:

As of July 31, 2015, the registrant had 4,302,019 shares of common stock outstanding.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

Page
PART I — FINANCIAL INFORMATION
Item 1. Financial Statements	1
Consolidated Balance Sheets as of June 30, 2015 (Unaudited) and December 31, 2014	1
Consolidated Statements of Operations and Comprehensive Loss for the Three and Six Months Ended June 30, 2015 and the Period from April 24, 2014 (date of inception) to June 30, 2014 (Unaudited)	2
Consolidated Statement of Stockholders’ Equity (Deficit) for the Six Months Ended June 30, 2015 (Unaudited)	3
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2015 and for the Period from April 24, 2014 (date of inception) to June 30, 2014 (Unaudited)	4
Notes to Consolidated Financial Statements (Unaudited)	5
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	20
Item 3. Quantitative and Qualitative Disclosures About Market Risk	35
Item 4. Controls and Procedures	35
PART II — OTHER INFORMATION
Item 1. Legal Proceedings	36
Item 1A. Risk Factors	36
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds of Registered Securities	38
Item 3. Defaults Upon Senior Securities	39
Item 4. Mine Safety Disclosures	39
Item 5. Other Information	39
Item 6. Exhibits	39
Signatures	40

i

Part I — FINANCIAL INFORMATION

Item 1. Financial Statements.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	June 30, 2015	December 31, 2014
	(Unaudited)
ASSETS
Real estate investments, at cost:
Land	$2,496	$—
Buildings and improvements	12,103	—
Acquired intangible lease assets	1,561	—
Total real estate investments, at cost	16,160	—
Less: accumulated depreciation and amortization	(79)	—
Total real estate investments, net	16,081	—
Cash	57,910	187
Receivable for sale of common stock	746	—
Prepaid expenses and other assets	375	59
Total assets	$75,112	$246
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Accounts payable and accrued expenses (including $1,691 and $1,895 due to affiliates as of June 30, 2015 and December 31, 2014, respectively)	$2,101	$2,520
Market lease intangible liabilities, net	396	—
Distributions payable	388	—
Total liabilities	2,885	2,520
Preferred stock, $0.01 par value, 50,000,000 authorized, none issued and outstanding as of June 30, 2015 and December 31, 2014	—	—
Common stock, $0.01 par value, 300,000,000 shares authorized, 3,470,377 and 11,554 shares of common stock issued and outstanding as of June 30, 2015 and December 31, 2014, respectively	35	—
Additional paid-in capital	74,131	(2,094)
Accumulated deficit	(1,939)	(180)
Total stockholders’ equity (deficit)	72,227	(2,274)
Total liabilities and stockholders’ equity (deficit)	$75,112	$246

The accompanying notes are an integral part of these statements.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except for share and per share data)
(Unaudited)

	Three Months Ended June 30, 2015	Six Months Ended June 30, 2015	For the Period from April 24, 2014 (date of inception) to June 30, 2014
Revenue:
Rental income	$161	$170	$—
Operating expense reimbursement	31	33	—
Total revenues	192	203	—
Expenses:
Property operating	34	36	—
Acquisition and transaction related	425	473	—
General and administrative	259	535	16
Depreciation and amortization	75	79	—
Total expenses	793	1,123	16
Operating loss	(601)	(920)	(16)
Net loss	$(601)	$(920)	$(16)
Comprehensive loss	$(601)	$(920)	$(16)
Basic and diluted weighted average shares outstanding	2,047,581	1,111,122	5,359
Basic and diluted net loss per share	$(0.29)	$(0.83)	$(2.99)
Distributions declared per share	$0.39	$0.46	N/A

N/A  Not Applicable

The accompanying notes are an integral part of these statements.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
For the Six Months Ended June 30, 2015
(In thousands except for share data)
(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Number of Shares	Par Value
Balance, December 31, 2014	11,554	$—	$(2,094)	$(180)	$(2,274)
Issuance of common stock	3,449,762	35	84,864	—	84,899
Common stock offering costs, commissions and dealer manager fees	—	—	(8,860)	—	(8,860)
Common stock issued through distribution reinvestment plan	9,061	—	215	—	215
Equity-based compensation	—	—	6	—	6
Distributions declared	—	—	—	(839)	(839)
Net loss	—	—	—	(920)	(920)
Balance, June 30, 2015	3,470,377	$35	$74,131	$(1,939)	$72,227

The accompanying notes are an integral part of this statements.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Six Months Ended June 30, 2015	For the Period from April 24, 2014 (date of inception) to June 30, 2014
Cash flows from operating activities:
Net loss	$(920)	$(16)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	79	—
Amortization of market lease intangibles	(6)	—
Equity-based compensation	6	—
Changes in assets and liabilities:
Prepaid expenses and other assets	(66)	—
Accounts payable and accrued expenses	182	16
Net cash used in operating activities	(725)	—
Cash flows from investing activities:
Investment in real estate and other assets	(15,758)	—
Deposit for real estate acquisitions	(250)	—
Net cash used in investing activities	(16,008)	—
Cash flows from financing activities:
Proceeds from issuance of common stock	84,153	200
Payments of offering costs and fees related to common stock issuances	(9,462)	(678)
Distributions paid	(236)	—
Advances from affiliate	1	478
Net cash provided by financing activities	74,456	—
Net change in cash	57,723	—
Cash, beginning of period	187	—
Cash, end of period	$57,910	$—
Non-cash investing and financing activities:
Receivable for sale of common stock	$746	$—
Payable and accrued offering costs	627	288
Non-cash financing activities:
Common stock issued through distribution reinvestment plan	215	—

The accompanying notes are an integral part of these statements.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 1 — Organization

American Realty Capital Healthcare Trust III, Inc. (including, as required by context, American Realty Capital Healthcare III Operating Partnership, L.P., and its subsidiaries, the “Company”) was incorporated on April 24, 2014 as a Maryland corporation that intends to elect and qualify to be taxed as a real estate investment trust for U.S. federal income tax purposes (“REIT”) beginning with its taxable year ending December 31, 2015. On August 20, 2014, the Company commenced its ongoing initial public offering (the “IPO”) on a “reasonable best efforts” basis of up to 125.0 million shares of common stock, $0.01 par value per share, at a price of $25.00 per share, subject to certain volume and other discounts, for total gross proceeds of up to $3.1 billion, pursuant to a registration statement on Form S-11 (File No. 333-196302) (as amended, the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Registration Statement also covers up to 26.3 million shares of common stock available pursuant to a distribution reinvestment plan (the “DRIP”) under which common stockholders may elect to have their distributions reinvested in additional shares of common stock.

On February 11, 2015, the Company received and accepted aggregate subscriptions in excess of the minimum offering amount for the IPO of $2.0 million in shares of common stock, broke general escrow and issued shares to its initial investors, who were admitted as stockholders of the Company. As of June 30, 2015, the Company had 3.5 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to the DRIP, and had received total gross proceeds from the IPO of $85.3 million. Until the net asset value (“NAV”) pricing date (as described below), the per share purchase price in the IPO will be up to $25.00 per share (including the maximum allowed to be charged for commissions and fees) and the purchase price for shares issued under the DRIP will be equal to $23.75 per share, which is equal to 95% of the offering price in the IPO. Beginning with the NAV pricing date, the per share price for shares in the IPO and under the DRIP will vary quarterly and will be equal to the Company’s per share NAV as determined by American Realty Capital Healthcare III Advisors, LLC (the “Advisor”), plus applicable commissions and fees, in the case of the IPO, and the per share purchase price in the DRIP will be equal to the NAV per share. The Company reserves the right to reallocate shares covered in the Registration Statement between the IPO and the DRIP. The NAV pricing date means the date that the Company first publishes an estimated per share NAV, which will be on or prior to July 11, 2017, which is 150 days following the second anniversary of the date that the Company broke escrow in the IPO.

The Company was formed to primarily acquire a diversified portfolio of healthcare-related assets including medical office buildings (“MOB”), seniors housing communities and other healthcare-related facilities. All such properties may be acquired and operated by the Company alone or jointly with another party. The Company may also originate or acquire first mortgage loans secured by real estate. The Company purchased its first property and commenced real estate operations in March 2015. As of June 30, 2015, the Company owned four properties consisting of 49,343 rentable square feet.

Substantially all of the Company’s business is conducted through American Realty Capital Healthcare III Operating Partnership, L.P. (the “OP”), a Delaware limited partnership. The Company is the sole general partner and holds substantially all of the units of limited partner interests in the OP (“OP units”). Additionally, the Advisor contributed $2,020 to the OP in exchange for 90 OP units, which represents a nominal percentage of the aggregate OP ownership. A holder of limited partner interests has the right to convert OP units for the cash value of a corresponding number of shares of the Company’s common stock or, at the option of the OP, a corresponding number of shares of the Company’s common stock, as allowed by the limited partnership agreement of the OP. The remaining rights of the holders of limited partner interests in the OP are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP’s assets.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 1 — Organization  – (continued)

The Company has no direct employees. The Advisor has been retained to manage the Company’s affairs on a day-to-day basis. The Company also has retained American Realty Capital Healthcare III Properties, LLC (the “Property Manager”) to serve as the Company’s property manager. Realty Capital Securities, LLC (the “Dealer Manager”) serves as the dealer manager of the IPO. The Advisor, the Property Manager and the Dealer Manager are under common control with AR Capital, LLC (“ARC”), the parent of the Company’s sponsor, American Realty Capital VII, LLC (the “Sponsor”), as a result of which they are related parties, and each will receive compensation, fees and other expense reimbursements for services related to the IPO and the investment and management of the Company’s assets. The Advisor, Property Manager and Dealer Manager will receive fees during the Company’s offering, acquisition, operational and liquidation stages.

Note 2 — Summary of Significant Accounting Policies

The accompanying consolidated financial statements of the Company included herein were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods. All intercompany accounts and transactions have been eliminated in consolidation. The results of operations for the three and six months ended June 30, 2015 are not necessarily indicative of the results for the entire year or any subsequent interim period.

These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2014, and for the period from April 24, 2014 (date of inception) to December 31, 2014, which are included in the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2015. As the Company was formed on April 24, 2014, there are no comparative consolidated statements of operations and comprehensive loss or consolidated statements of cash flows for the three and six months ended June 30, 2014, however, the Company included its consolidated statement of operations and comprehensive loss and consolidated statement of cash flows for the period from April 24, 2014 (date of inception) to June 30, 2014 in its Registration Statement. There have been no significant changes to the Company’s significant accounting policies other than the updates described below.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued revised guidance relating to revenue recognition. Under the revised guidance, an entity is required to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The revised guidance was to become effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption was not permitted under GAAP. The revised guidance allows entities to apply the full retrospective or modified retrospective transition method upon adoption. In July 2015, the FASB deferred the effective date of the revised guidance by one year to annual reporting periods beginning after December 15, 2017, although entities will be allowed to early adopt the guidance as of the original effective date. The Company has not yet selected a transition method and is currently evaluating the impact of this new guidance.

In January 2015, the FASB issued updated guidance that eliminates from GAAP the concept of an event or transaction that is unusual in nature and occurs infrequently being treated as an extraordinary item. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Any amendments may be applied either prospectively or retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company has assessed the potential impacts from

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 2 — Summary of Significant Accounting Policies  – (continued)

future adoption of this revised guidance and has determined that there will be no impact to its financial position, results of operations and cash flows.

In February 2015, the FASB amended the accounting for consolidation of certain legal entities. The amendments modify the evaluation of whether certain legal entities are variable interest entities (“VIEs”) or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities that are involved with VIEs (particularly those that have fee arrangements and related party relationships). The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If the Company decides to early adopt the revised guidance in an interim period, any adjustments will be reflected as of the beginning of the fiscal year that includes the interim period. The Company is currently evaluating the impact of this new guidance.

In April 2015, the FASB amended the presentation of debt issuance costs on the balance sheet. The amendment requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted for financial statements that have not previously been issued. If the Company decides to early adopt the revised guidance in an interim period, any adjustments will be reflected as of the beginning of the fiscal year that includes the interim period. The Company is currently evaluating the impact of this new guidance.

Note 3 — Real Estate Investments

The Company owned four properties as of June 30, 2015. The Company focuses on investing in MOBs, seniors housing communities and other healthcare-related facilities primarily to expand and diversify its portfolio and revenue base. The rentable square feet or annualized straight-line rental income of DaVita Bay Breeze, RAI Clearwater, DaVita Hudson and Rockwall Medical Plaza (all defined below) represent 5% or more of the Company’s total portfolio’s rentable square feet or annualized straight-line rental income as of June 30, 2015.

On March 6, 2015, the Company, through a wholly owned subsidiary, completed the acquisition of the fee simple interest in a DaVita Dialysis Center located in Largo, Florida (“DaVita Bay Breeze”). The seller of DaVita Bay Breeze was R.H.C. Investments II, Inc., which had no preexisting relationship with the Company. The contract purchase price of DaVita Bay Breeze was $1.7 million and was funded with proceeds from the Company’s ongoing IPO. The Company accounted for the purchase of DaVita Bay Breeze as a business combination and incurred acquisition related costs of approximately $48,000, which are reflected in the acquisition and transaction related line item on the accompanying consolidated statements of operations and comprehensive loss.

On April 20, 2015, the Company, through a wholly owned subsidiary, completed the acquisition of the fee simple interest in the RAI Care Center located in Clearwater, Florida (“RAI Clearwater”). The seller of RAI Clearwater was R.H.C. Investments I, Inc., which had no preexisting relationship with the Company. The contract purchase price of RAI Clearwater was $4.8 million and was funded with proceeds from the Company’s ongoing IPO. The Company accounted for the purchase of DaVita Bay Breeze as a business combination and incurred acquisition related costs of $0.1 million, which are reflected in the acquisition and transaction related line item on the accompanying consolidated statements of operations and comprehensive loss.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 3 — Real Estate Investments  – (continued)

On May 4, 2015, the Company, through a wholly owned subsidiary, completed the acquisition of the fee simple interest in a DaVita Dialysis Center located in Hudson, Florida (“DaVita Hudson”). The seller of DaVita Hudson was M.K. Acharya, M.D., who had no preexisting relationship with the Company. The contract purchase price of DaVita Hudson was $2.7 million and was funded with proceeds from the Company’s ongoing IPO. The Company accounted for the purchase of DaVita Hudson as a business combination and incurred acquisition related costs of $0.1 million, which are reflected in the acquisition and transaction related line item on the accompanying consolidated statements of operations and comprehensive loss.

On June 11, 2015, the Company, through a wholly owned subsidiary, completed the acquisition of the fee simple interest in a medical office building located in Rockwall, Texas (“Rockwall Medical Plaza”). The seller of Rockwall Medical Plaza was Rockwall Medical Properties, L.P., which had no preexisting relationship with the Company. The contract purchase price of Rockwall Medical Plaza was $6.6 million and was funded with proceeds from the Company’s ongoing IPO. The Company accounted for the purchase of Rockwall Medical Plaza as a business combination and incurred acquisition related costs of $0.2 million, which are reflected in the acquisition and transaction related line item on the accompanying consolidated statements of operations and comprehensive loss.

The following table presents the allocation of the assets acquired during the six months ended June 30, 2015. There were no assets acquired or liabilities assumed during the period from April 24, 2014 (date of inception) to June 30, 2014.

(Dollar amounts in thousands)	Six Months Ended June 30, 2015
Real estate investments, at cost:
Land	$2,496
Buildings and improvements	12,103
Total tangible assets	14,599
Acquired intangibles:
In-place leases(1)	1,561
Market lease liabilities(1)	(402)
Total assets acquired, net	15,758
Cash paid for acquired real estate investments	$15,758
Number of properties purchased	4

(1)	Weighted-average remaining amortization periods for in-place leases and market lease liabilities acquired during the six months ended June 30, 2015 were 8.5 and 14.9 years, respectively, as of as of each property’s respective acquisition date.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 3 — Real Estate Investments  – (continued)

The following table presents unaudited pro forma information as if the acquisitions that were completed during the six months ended June 30, 2015 had been consummated on April 24, 2014 (date of inception). Additionally, the unaudited pro forma net loss was adjusted to reclassify acquisition and transaction related expenses of $0.5 million from the six months ended June 30, 2015 to the period from April 24, 2014 (date of inception) to June 30, 2014.

(In thousands, except for per share information)	Six Months Ended June 30, 2015	For the Period from April 24, 2014 (date of inception) to June 30, 2014
Pro forma revenues(1)(2)	$729	$274
Pro forma net loss(1)(2)	$(300)	$(401)
Basic and diluted pro forma net loss per share	$(0.27)	$(74.83)

(1)	For the six months ended June 30, 2015, aggregate revenues and net income derived from the Company’s 2015 acquisitions (for the Company’s period of ownership) were $0.2 million and $0.1 million, respectively.
(2)	During the period from July 1, 2015 to August 7, 2015, the Company completed its acquisition of two properties. As of the date that these consolidated financial statements were available to be issued, the Company was still reviewing the financial information of these properties and, as such, it was impractical to include in these consolidated financial statements the pro forma effect of these acquisitions (see Note 10 — Subsequent Events).

The following table presents future minimum base rental cash payments due to the Company over the next five years and thereafter as of June 30, 2015. These amounts exclude contingent rent payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes, among other items.

(In thousands)	Future Minimum Base Rent Payments
July 1, 2015 – December 31, 2015	$551
2016	1,105
2017	1,118
2018	1,129
2019	967
Thereafter	3,889
$8,759

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 3 — Real Estate Investments  – (continued)

The following table lists the tenants (including for this purpose, all affiliates of such tenant) whose annualized rental income on a straight-line basis represented 10% or more of consolidated annualized rental income for all properties on a straight-line basis as of June 30, 2015. The Company did not own any properties and had no tenants whose annualized rental income on a straight-line basis represented 10% or more of total annualized rental income for all properties on a straight-line basis as of June 30, 2014.

Tenant	June 30, 2015
DaVita Healthcare Partners Inc.	21.7%
Fresenius Medical Care AG & Co.	15.6%
PedMed Rockwall, LLC	14.0%
Texas Health Resources	17.8%
Renal Hypertension Center	21.3%

The following table lists the states where the Company has a concentration of properties where annualized rental income on a straight-line basis represented 10% or more of consolidated annualized rental income on a straight-line basis for all properties as of June 30, 2015. The Company did not own any properties and had no state concentrations as of June 30, 2014.

State	June 30, 2015
Florida	58.6%
Texas	41.4%

Note 4 — Common Stock

The Company had 3.5 million and 11,554 shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to the DRIP, and had received total gross proceeds of $85.3 million and $0.2 million as of June 30, 2015 and December 31, 2014, respectively.

On January 29, 2015, the Company’s board of directors authorized, and the Company declared, distributions payable to stockholders of record each day during the applicable period at a rate equal to $0.0042808219 per day. Distributions began to accrue on March 15, 2015. Distributions are payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month. Distribution payments are dependent on the availability of funds. The board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured.

Share Repurchase Program

The Company’s board of directors has adopted a Share Repurchase Program (“SRP”) that enables stockholders to sell their shares to the Company in limited circumstances. The SRP permits investors to sell their shares back to the Company after they have held them for at least one year, subject to significant conditions and limitations described below.

Prior to the time that the Company’s shares are listed on a national securities exchange and until the Company begins to calculate NAV, the repurchase price per share will depend on the length of time investors have held such shares as follows: after one year from the purchase date — the lower of $23.13 or 92.5% of the amount they actually paid for each share, and after two years from the purchase date — the lower of $23.75 or 95% of the amount they actually paid for each share (in each case, as adjusted for any stock distributions, combinations, splits and recapitalizations).

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 4 — Common Stock  – (continued)

Once the Company begins to calculate NAV, the price per share that the Company will pay to repurchase the Company’s shares will be the Company’s NAV per share of common stock for the quarter. Subject to limited exceptions, stockholders who redeem their shares of the Company’s common stock within the first four months from the date of purchase will be subject to a short-term trading fee of 2% of the aggregate NAV per share of the shares of common stock received. Because the Company’s NAV per share will be calculated quarterly, the repurchase price may fluctuate between the redemption request day and the date on which the Company pays redemption proceeds.

The Company is only authorized to repurchase shares pursuant to the SRP using the proceeds received from the DRIP and will limit the amount spent to repurchase shares in a given quarter to the amount of proceeds received from the DRIP in that same quarter. In addition, the board of directors may reject a request for redemption at any time. Due to these limitations, the Company cannot guarantee that it will be able to accommodate all repurchase requests. Purchases under the SRP by the Company will be limited in any calendar year to 5% of the weighted average number of shares outstanding on December 31 of the previous calendar year.

When a stockholder requests a repurchase and the repurchase is approved, the Company will reclassify such obligation from equity to a liability based on the settlement value of the obligation. Shares purchased under the SRP will have the status of authorized but unissued shares. At June 30, 2015, no shares had been redeemed.

The SRP will immediately terminate if the Company’s shares are listed on any national securities exchange. In addition, our board of directors may amend, suspend (in whole or in part) or terminate the SRP at any time upon 30 days’ prior written notice to our stockholders. Further, our board of directors reserves the right, in its sole discretion, to reject any requests for repurchases.

Distribution Reinvestment Plan

Pursuant to the DRIP, stockholders may elect to reinvest distributions by purchasing shares of common stock in lieu of receiving cash. No dealer manager fees or selling commissions are paid with respect to shares purchased under the DRIP. Participants purchasing shares pursuant to the DRIP have the same rights and are treated in the same manner as if such shares were issued pursuant to the IPO. The board of directors may designate that certain cash or other distributions be excluded from the DRIP. The Company has the right to amend any aspect of the DRIP or terminate the DRIP with ten days’ notice to participants. Shares issued under the DRIP are recorded to equity in the accompanying balance sheets in the period distributions are declared. During the six months ended June 30, 2015, the Company issued 9,061 shares of common stock pursuant to the DRIP, with a value of $0.2 million and a par value of $0.01 per share.

Note 5 — Related Party Transactions and Arrangements

As of June 30, 2015 and December 31, 2014, American Realty Capital Healthcare III Special Limited Partnership, LLC (the “Special Limited Partner”), an entity controlled by the Sponsor, owned 8,888 shares of the Company’s outstanding common stock. The Advisor and its affiliates may incur and pay costs and fees on behalf of the Company. As of June 30, 2015 and December 31, 2014, the Company had $1.7 million and $1.9 million, respectively, payable to affiliated entities, both of which include $1.2 million related to funding the payment of regulatory filing fees, third party professional fees and other offering costs.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 5 — Related Party Transactions and Arrangements  – (continued)

Fees Paid in Connection with the IPO

The Dealer Manager is paid fees and compensation in connection with the sale of the Company’s common stock in the IPO. The Dealer Manager is paid a selling commission of up to 7.0% of the per share purchase price of the IPO proceeds before reallowance of commissions earned by participating broker-dealers. In addition, the Dealer Manager receives up to 3.0% of the gross proceeds from the sale of shares, before reallowance to participating broker-dealers, as a dealer manager fee. The Dealer Manager may reallow its dealer manager fee to such participating broker-dealers. A participating broker dealer may elect to receive a fee equal to 7.5% of the gross proceeds from the sale of shares (not including selling commissions and dealer manager fees) by such participating broker dealer, with 2.5% thereof paid at the time of such sale and 1.0% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale. If this option is elected, the dealer manager fee will be reduced to 2.5% of gross proceeds (not including selling commissions and dealer manager fees). The following table details total selling commissions and dealer manager fees incurred from and due to the Dealer Manager as of and for the periods presented:

(In thousands)	Three Months Ended June 30, 2015	Six Months Ended June 30, 2015	For the Period from April 24, 2014 (date of inception) to June 30, 2014	Payable as of
				June 30, 2015	December 31, 2014
Total commissions and fees incurred from and due to the Dealer Manager	$6,065	$7,279	$—	$62	$—

The Advisor and its affiliates receive compensation and reimbursement for services relating to the IPO, including transfer agent services provided by an affiliate of the Dealer Manager. All offering costs incurred by the Company or its affiliated entities on behalf of the Company are charged to additional paid-in capital on the accompanying balance sheet as of June 30, 2015. The following table details reimbursable offering costs incurred from and due to the Advisor and Dealer Manager as of and for the periods presented:

(In thousands)	Three Months Ended June 30, 2015	Six Months Ended June 30, 2015	For the Period from April 24, 2014 (date of inception) to June 30, 2014	Payable as of
				June 30, 2015	December 31, 2014
Fees and expense reimbursements incurred from and due to the Advisor	$17	$61	$—	$12	$66
Fees and expense reimbursements incurred from and due to the Dealer Manager	495	817	—	373	619
Total fees and expense reimbursements incurred from and due to the Advisor and Dealer Manager	$512	$878	$—	$385	$685

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 5 — Related Party Transactions and Arrangements  – (continued)

The Company is responsible for offering and related costs from the IPO, excluding selling commissions and dealer manager fees, up to a maximum of 2.0% of gross proceeds received from the IPO, measured at the end of the IPO. Offering costs, excluding selling commissions and dealer manager fees, in excess of the 2.0% cap as of the end of the IPO are the Advisor’s responsibility. As of June 30, 2015, offering and related costs, excluding commissions and dealer manager fees, were lower than 2.0% of gross proceeds received from the IPO by $2.2 million.

After the general escrow break, the Advisor caps cumulative offering costs for the IPO, including selling commissions and dealer manager fees, incurred by the Company, net of unpaid amounts, to 15.0% of gross common stock proceeds during the offering period of the IPO. As of June 30, 2015, cumulative offering costs were $11.2 million. As of June 30, 2015, cumulative offering costs, net of unpaid amounts, were less than 15.0% of gross common stock proceeds.

Fees and Participations Paid in Connection With the Operations of the Company

The Advisor receives an acquisition fee of 1.5% of the contract purchase price of each property acquired and 1.5% of the amount advanced for a loan or other investment. The Advisor is also reimbursed for services provided for which it incurs investment-related expense, or insourced expenses. Such insourced expenses may not exceed 0.5% of the contract purchase price of each acquired property and 0.5% of the amount advanced for a loan or other investment. Additionally, the Company reimburses the Advisor for third party acquisition expenses. The Company also reimburses the Advisor for legal expenses it or its affiliates incur in connection with the selection, evaluation and acquisition of assets, in an amount not to exceed 0.1% of the contract purchase price of each property or 0.1% of the amount advanced for each loan or other investment. Once the proceeds from the IPO have been fully invested, the aggregate amount of acquisition fees and any financing coordination fees (as described below) may not exceed 2.0% of the contract purchase price and the amount advanced for a loan or other investment for all the assets acquired. In no event will the total of all acquisition fees, acquisition expenses and any financing coordination fees payable with respect to a particular investment exceed 4.5% of the contract purchase price of the Company’s portfolio to be measured at the close of the acquisition phase or 4.5% of the amount advanced for all loans or other investments.

If the Advisor provides services in connection with the origination or refinancing of any debt that the Company obtains and uses to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, the Company will pay the Advisor a financing coordination fee equal to 0.75% of the amount available and/or outstanding under such financing, subject to certain limitations. No financing coordination fees were incurred during the three and six months ended June 30, 2015 or during the period from April 24, 2014 (date of inception) to June 30, 2014.

For its asset management services, the Company pays the Advisor an asset management subordinated participation by causing the OP to issue (subject to periodic approval by the board of directors) to the Advisor performance-based restricted, forfeitable partnership units of the OP designated as “Class B Units.” The Class B Units are intended to be profit interests and will vest, and no longer be subject to forfeiture, at such time as any one of the following events occur: (1) the termination of the advisory agreement by an affirmative vote of a majority of the Company’s independent directors without cause; (2) a listing of the Company’s common stock on a national securities exchange; or (3) a transaction to which the Company or the OP is a party, as a result of which OP Units or the Company’s common stock are or will be exchanged for or converted into the right, or the holders of such securities will otherwise be entitled, to receive cash, securities or other property or any combination thereof; provided that the Advisor, pursuant to the advisory agreement, is providing services to the Company immediately prior to the occurrence of an event of the type described therein (the “performance condition”). Such Class B Units will be forfeited immediately if the advisory agreement is terminated for any reason other than a termination without cause.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 5 — Related Party Transactions and Arrangements  – (continued)

When and if approved by the board of directors, the Class B Units are expected to be issued to the Advisor quarterly in arrears pursuant to the terms of the limited partnership agreement of the OP. The number of Class B Units issued in any quarter is an amount equal to: (i) the excess of (A) the product of (y) 0.1875% multiplied by (z) the cost of the Company’s assets (until the NAV pricing date, then the lower of the cost of assets and the fair value of the Company’s assets) over (B) any amounts payable as an oversight fee (as described below) for such calendar quarter; divided by (ii) the value of one share of common stock as of the last day of such calendar quarter, which is equal initially to $22.50 (the IPO price minus the selling commissions and dealer manager fees). The value of issued Class B Units will be determined and expensed when the Company deems the achievement of the performance condition to be probable. The Advisor will receive distributions on unvested Class B Units equal to the distribution received on the Company’s common stock. Such distributions on issued Class B Units will be expensed in the consolidated statements of operations and comprehensive loss until the performance condition is considered probable to occur. As of June 30, 2015, the Company’s board of directors had approved the issuance of 139 Class B Units to the Advisor in connection with this arrangement.

Unless the Company contracts with a third party, the Company will pay the Property Manager a property management fee of 1.5% of gross revenues from the Company’s single-tenant net leased properties and 2.5% of gross revenues from all other types of properties. The Company will also reimburse the Property Manager for property level expenses. If the Company contracts directly with third parties for such services, the Company will pay them customary market fees and will pay the Property Manager an oversight fee of up to 1.0% of the gross revenues of the property managed. In no event will the Company pay the Property Manager or any affiliate of the Property Manager both a property management fee and an oversight fee with respect to any particular property.

The Dealer Manager and its affiliates also provide other general professional services. The Advisor pays general and administrative expenses on behalf of the Company, for which, the Company subsequently reimburses the Advisor. These fees and reimbursements are included in general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

The following table details amounts incurred, forgiven and payable in connection with the Company’s operations-related services described above as of and for the period presented.

	Three Months Ended June 30, 2015		Six Months Ended June 30, 2015		For the Period from April 24, 2014 (date of inception) to June 30, 2014		Payable as of
(In thousands)	Incurred	Forgiven	Incurred	Forgiven	Incurred	Forgiven	June 30, 2015	December 31, 2014
One-time fees and reimbursements:
Acquisition fees	$212	$—	$236	$—	$—	$—	$—	$—
Acquisition cost reimbursements	71	—	79	—	—	—	—	—
Ongoing fees and reimbursements:
Property management fees	—	3	—	3	—	—	—	—
Professional fees and reimbursements	131	—	196	—	—	—	33	—
Total related party operating fees and reimbursements	$414	$3	$511	$3	$—	$—	$33	$—

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 5 — Related Party Transactions and Arrangements  – (continued)

The Company reimburses the Advisor’s costs of providing administrative services, subject to the limitation that the Company will not reimburse the Advisor for any amount by which the Company’s operating expenses at the end of the four preceding fiscal quarters exceeds the greater of (a) 2.0% of average invested assets and (b) 25.0% of net income other than any additions to reserves for depreciation, bad debt, impairments or other similar non-cash expenses and excluding any gain from the sale of assets for that period (the “2%/25% Limitation”), unless the Company’s independent directors determine that such excess was justified based on unusual and nonrecurring factors which they deem sufficient, in which case the excess amount may be reimbursed to the Advisor in subsequent periods. Additionally, the Company will reimburse the Advisor for personnel costs in connection with other services during the operational stage; however, the Company may not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives acquisition fees or real estate commissions. No reimbursement was incurred from the Advisor for providing such services during the three and six months ended June 30, 2015 or during the period from April 24, 2014 (date of inception) to June 30, 2014. For the four preceding fiscal quarters, the Company’s operating expenses exceeded the 2%/25% Limitation by $0.6 million. The Company’s board of directors concluded that the expenses in excess of the 2%/25% Limitation were due to unusual and non-recurring factors caused by the Company’s limited operating history and were, therefore, justified. No reimbursement of operating expenses in excess of the 2%/25% Limitation was made by the Advisor to the Company during the three and six months ended June 30, 2015 or the period from April 24, 2014 (date of inception) to June 30, 2014.

In order to improve operating cash flows and the ability to pay distributions from operating cash flows, the Advisor may elect to waive certain fees. If the Advisor waives certain fees, cash flow from operations that would have been paid to the Advisor may be available to pay distributions to stockholders. The fees that may be forgiven are not deferrals and accordingly, will not be paid to the Advisor in cash. In certain instances, to improve the Company’s working capital, the Advisor may elect to absorb a portion of the Company’s general and administrative costs. No expenses were absorbed by the Advisor during the three and six months ended June 30, 2015 or the period from April 24, 2014 (date of inception) to June 30, 2014.

Fees and Participations Paid in Connection with a Listing or the Liquidation of the Company’s Real Estate Assets

The Company will pay the Advisor an annual subordinated performance fee calculated on the basis of the Company’s total return to stockholders, payable annually in arrears, such that for any year in which the Company’s total return on stockholder’s capital exceeds 6.0% per annum, the Advisor will be entitled to 15.0% of the excess total return but not to exceed 10.0% of the aggregate total return for such year. This fee will be payable only upon the sale of assets, distributions or other event which results in the return on stockholder’s capital exceeding 6.0% per annum. No subordinated performance fees were incurred during the three and six months ended June 30, 2015 or the period from April 24, 2014 (date of inception) to June 30, 2014.

The Company will pay the Advisor a real estate commission on the sale of property, not to exceed the lesser of 2.0% of the contract sale price of the property and 50.0% of the total brokerage commission paid if a third party broker is also involved; provided, however, that in no event may the real estate commissions paid to the Advisor, its affiliates and agents and unaffiliated third parties exceed the lesser of 6.0% of the contract sales price and a reasonable, customary and competitive real estate commission. Real estate commissions will only be payable to the Advisor if the Advisor or its affiliates, as determined by a majority of the independent directors, provided a substantial amount of services in connection with the sale. No such fees were incurred during the three and six months ended June 30, 2015 or the period from April 24, 2014 (date of inception) to June 30, 2014.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 5 — Related Party Transactions and Arrangements  – (continued)

The Company will pay the Special Limited Partner a subordinated participation in the net sales proceeds of the sale of real estate assets of 15.0% of remaining net sale proceeds after return of capital contributions to investors plus payment to investors of a 6.0% cumulative, pre-tax non-compounded annual return on the capital contributed by investors. The Special Limited Partner will not be entitled to the subordinated participation in the net sales proceeds unless investors have received a return of their capital plus a return equal to a 6.0% cumulative non-compounded annual return on their capital contributions. No participation in net sales proceeds was incurred during the three and six months ended June 30, 2015 or the period from April 24, 2014 (date of inception) to June 30, 2014.

If the Company’s shares of common stock are listed on a national securities exchange, the Special Limited Partner will receive a subordinated incentive listing distribution from the OP equal to 15.0% of the amount by which the Company’s market value plus distributions exceeds the aggregate capital contributed by investors plus an amount equal to a 6.0% cumulative, pre-tax non-compounded annual return to investors. The Company cannot assure that it will provide this 6.0% annual return but the Special Limited Partner will not be entitled to the subordinated incentive listing distribution unless investors have received a 6.0% cumulative, pre-tax non-compounded annual return on their capital contributions. No such distribution was incurred during the three and six months ended June 30, 2015 or the period from April 24, 2014 (date of inception) to June 30, 2014. Neither the Special Limited Partner nor any of its affiliates can earn both the subordinated participation in the net sales proceeds and the subordinated listing distribution.

Upon termination or non-renewal of the advisory agreement with the Advisor, with or without cause, the Special Limited Partner will be entitled to receive distributions from the OP equal to 15% of the amount by which the sum of the Company’s market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an annual 6.0% cumulative, pre-tax, non-compounded annual return to investors. The Special Limited Partner may elect to defer its right to receive a subordinated distribution upon termination until either a listing on a national securities exchange or other liquidity event occurs.

Note 6 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Advisor, its affiliates and entities under common ownership with the Advisor to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, transfer agency services, as well as other administrative responsibilities for the Company including accounting services, transaction management services and investor relations.

As a result of these relationships, the Company is dependent upon the Advisor and its affiliates. In the event that the Advisor and its affiliates are unable to provide the Company with the respective services, the Company will be required to find alternative providers of these services.

Note 7 — Equity-Based Compensation

Restricted Share Plan

The Company has an employee and director incentive restricted share plan (the “RSP”), which provides for the automatic grant of 1,333 restricted shares of common stock to each of the independent directors, without any further action by the Company’s board of directors or the stockholders, after initial election to the board of directors and after each annual stockholder’s meeting, with such shares vesting annually beginning with the one year anniversary of initial election to the board of directors and the date of the next annual meeting, respectively. Restricted stock issued to independent directors will vest over a five-year period in increments of 20.0% per annum. The RSP provides the Company with the ability to grant awards of restricted

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 7 — Equity-Based Compensation  – (continued)

shares to the Company’s directors, officers and employees (if the Company ever has employees), employees of the Advisor and its affiliates, employees of entities that provide services to the Company, directors of the Advisor or of entities that provide services to the Company, certain consultants to the Company and the Advisor and its affiliates or to entities that provide services to the Company. The total number of common shares granted under the RSP may not exceed 5.0% of the Company’s outstanding shares of common stock on a fully diluted basis at any time and in any event will not exceed 6.3 million shares (as such number may be adjusted for stock splits, stock dividends, combinations and similar events).

Restricted share awards entitle the recipient to receive common shares from the Company under terms that provide for vesting over a specified period of time or upon attainment of pre-established performance objectives. Such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient’s employment or other relationship with the Company. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares have lapsed. Any distributions payable in common shares shall be subject to the same restrictions as the underlying restricted shares. The following table reflects restricted share award activity for the period presented:

	Number of Common Shares	Weighted-Average Issue Price
Unvested December 31, 2014	2,666	$22.50
Granted	—	—
Vested	—	—
Forfeitures	—	—
Unvested, June 30, 2015	2,666	$22.50

As of June 30, 2015, the Company had $0.1 million of unrecognized compensation cost related to unvested restricted stock award grants under the Company’s RSP. That cost is expected to be recognized over a weighted average period of 4.1 years. The fair value of the restricted share is being expensed on a straight-line basis over the service period of five years. Compensation expense related to restricted stock was approximately $3,000 and $6,000 for the three and six months ended June 30, 2015, respectively. There were no restricted shares issued and therefore no compensation expense incurred for the period from April 24, 2014 (date of inception) to June 30, 2014. Compensation expense related to restricted stock is recorded as general and administrative expense in the accompanying consolidated statements of operations and comprehensive loss.

Note 8 — Net Loss Per Share

The following is a summary of the basic and diluted net loss per share computation for the three and six months ended June 30, 2015 and for the period from April 24, 2014 (date of inception) to June 30, 2014:

(In thousands)	Three Months Ended June 30, 2015	Six Months Ended June 30, 2015	For the Period from April 24, 2014 (date of inception) to June 30, 2014
Net loss	$(601)	$(920)	$(16)
Basic and diluted weighted average shares outstanding	2,047,581	1,111,122	5,359
Basic and diluted net loss per share	$(0.29)	$(0.83)	$(2.99)

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 8 — Net Loss Per Share  – (continued)

The Company had the following potentially dilutive securities as of June 30, 2015 and 2014, which were excluded from the calculation of diluted loss per share attributable to stockholders as the effect would have been antidilutive:

	June 30,
	2015	2014
Unvested restricted stock	2,666	—
OP Units	90	—
Class B units	139	—
Total potentially dilutive securities	2,895	—

Note 9 — Commitments and Contingencies

Litigation and Regulatory Matters

In the ordinary course of business, the Company may become subject to litigation, claims and regulatory matters. There are no material legal or regulatory proceedings pending or known to be contemplated against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition that it believes will have a material adverse effect on the results of operations.

Note 10 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Quarterly Report on Form 10-Q and determined that there have not been any events that have occurred that would require adjustments to disclosures in the consolidated financial statements except for the following transactions:

Sales of Common Stock

As of July 31, 2015, the Company had 4.3 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to the DRIP, from total gross proceeds from the IPO and the DRIP of $105.8 million.

Total capital raised to date, including shares issued under the DRIP, is as follows:

Source of Capital (In thousands)	Inception to June 30, 2015	July 1, 2015 to July 31, 2015	Total
Common stock	$85,314	$20,479	$105,793

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 10 — Subsequent Events  – (continued)

Acquisitions

The following table presents certain information about the properties that the Company acquired from July 1, 2015 to August 7, 2015:

	Number of Properties	Rentable Square Feet	Base Purchase Price(1)
			(In thousands)
Portfolio, June 30, 2015	4	49,343	$15,764
Acquisitions	2	45,870	10,650
Portfolio, August 7, 2015	6	95,213	$26,414

(1)	Contract purchase price, excluding acquisition fees of $0.4 million and other acquisition related costs.

Sponsor Transactions

On August 6, 2015, ARC, the parent of the Sponsor, entered into a Transaction Agreement (the “Transaction Agreement”) with AMH Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“AMH”), and an affiliate of Apollo Global Management, LLC (NYSE: APO) (together with its consolidated subsidiaries, “Apollo”), and a newly formed entity, AR Global Investments, LLC, a Delaware limited liability company (“AR Global”). The Transaction Agreement provides that ARC will transfer to AR Global substantially all of the assets of its ongoing asset management business (including equity interests in its subsidiaries). AMH will contribute money and other assets to AR Global. Following the consummation of the transaction contemplated by the Transaction Agreement, AMH will hold a 60% interest in AR Global and ARC will hold a 40% interest in AR Global. The business and affairs of AR Global will be overseen by a board of managers comprised of ten members, six of which will be appointed by AMH and four of which will be appointed by ARC. The Advisor and Property Manager are currently owned indirectly by ARC and following the transaction will be owned indirectly by AR Global.

Also on August 6, 2015, RCS Capital Corporation (“RCS Capital”), the parent of the Dealer Manager and a company under common control with ARC, announced that it had entered into an agreement with an affiliate of Apollo to sell RCS Capital’s Wholesale Distribution division, including the Dealer Manager, and certain related entities (collectively, the “Transactions”). Upon completion of the transaction, the Dealer Manager will continue to operate as a stand-alone entity within AR Global. The current management team of the Dealer Manager, which is led by William E. Dwyer III, will continue to operate the day-to-day functions of the business.

The Transactions are subject to customary closing conditions and are expected to close in 2015. Upon consummation of the Transactions, the Sponsor, Dealer Manager, Advisor and Property Manager are expected to continue to serve in their respective capacities to the Company. The Company’s independent directors unanimously endorsed the Transactions.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of American Realty Capital Healthcare Trust III, Inc. and the notes thereto. As used herein, the terms the “Company,” “we,” “our” and “us” refer to American Realty Capital Healthcare Trust III, Inc., a Maryland corporation, including, as required by context, American Realty Capital Healthcare III Operating Partnership, L.P., a Delaware limited partnership, which we refer to as the “OP,” and its subsidiaries. The Company is externally managed by American Realty Capital Healthcare III Advisors, LLC (our “Advisor”), a Delaware limited liability company. Capitalized terms used herein, but not otherwise defined, have the meaning ascribed to those terms in “Part I — Financial Information” included in the notes to the consolidated financial statements and contained herein.

Forward-Looking Statements

Certain statements included in this Quarterly Report on Form 10-Q are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the Company and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We have a limited operating history and no established financing sources, which makes our future performance difficult to predict.
•	Certain of our executive officers and directors are also officers, managers and/or holders of a direct or indirect controlling interest in American Realty Capital Healthcare III Advisors, LLC (the “Advisor”), our dealer manager, Realty Capital Securities, LLC (the “Dealer Manager”), and other entities affiliated with the parent of our sponsor, AR Capital, LLC (the “Parent of our Sponsor”). As a result, certain of our executive officers and directors, our Advisor and its affiliates face conflicts of interest, including significant conflicts created by our Advisor’s compensation arrangements with us and other investment programs advised by affiliates of the Parent of our Sponsor and conflicts in allocating time among these investment programs and us. These conflicts could result in unanticipated actions.
•	Because investment opportunities that are suitable for us may also be suitable for other investment programs advised by affiliates of the Parent of our Sponsor, our Advisor and its affiliates face conflicts of interest relating to the purchase of properties and other investments and such conflicts may not be resolved in our favor, meaning that we could invest in less attractive assets, which could reduce the investment return to our stockholders.
•	No public market currently exists, or may ever exist, for shares of our common stock which are, and may continue to be, illiquid.
•	If we and our Advisor are unable to find suitable investments, then we may not be able to achieve our investment objectives or pay distributions with cash flows from operations.
•	Our initial public offering of common stock (the “IPO”), which commenced on August 20, 2014, is a blind pool offering and stockholders may not have the opportunity to evaluate all of our investments before they purchase our common stock, thus making investment in our common stock more speculative.
•	We focus on acquiring a diversified portfolio of healthcare-related assets located in the United States and are subject to risks inherent in concentrating investments in the healthcare industry.

•	The healthcare industry is heavily regulated, and new laws or regulations, changes to existing laws or regulations, loss of licensure or failure to obtain licensure could result in the inability of tenants to make lease payments to us.
•	We are depending on our Advisor to select investments and conduct our operations. If we and our Advisor are unable to find suitable investments, then we may not be able to achieve our investment objectives or pay distributions. Adverse changes in the financial condition of our Advisor or our relationship with our Advisor could adversely affect us.
•	We may be unable to pay or maintain cash distributions or increase distributions over time.
•	We are obligated to pay fees, which may be substantial, to our Advisor and its affiliates.
•	We depend on tenants for our revenue and, accordingly, our revenue is dependent upon the success and economic viability of our tenants.
•	Increases in interest rates could increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.
•	We are permitted to pay distributions from unlimited amounts of any source. Until substantially all of the proceeds from our IPO are invested, we may use net proceeds from our IPO and borrowings to fund distributions until we have sufficient cash flows from operations. There are no established limits on the amount of net proceeds and borrowings that we may use to fund distribution payments, except in accordance with our organizational documents and Maryland law.
•	Any distributions may reduce the amount of capital we ultimately invest in properties and other permitted investments and negatively impact the value of our stockholder’s investment.
•	We may not generate cash flows in the future sufficient to pay our distributions to stockholders and, as such, we may be forced to source distributions from borrowings, which may be at unfavorable rates, or depend on our Advisor to waive reimbursement of certain expenses and fees to fund our operations.
•	We are subject to risks associated with any dislocations or liquidity disruptions that may exist or occur in the credit markets of the United States from time to time.
•	We may fail to qualify, or continue to qualify, to be treated as a real estate investment trust for U.S. federal income tax purposes (“REIT”), which would result in higher taxes, may adversely affect our operations and would reduce the value of an investment in our common stock and the cash available for distributions.
•	We may be deemed to be an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and thus subject to regulation under the Investment Company Act.
•	Commencing on the net asset value (“NAV”) pricing date, the offering price and repurchase price for our shares, including shares sold pursuant to our distribution reinvestment plan (“DRIP”), will be based on NAV, which may not accurately reflect the value of our assets.
•	We only owned four properties as of June 30, 2015.

Overview

We were incorporated on April 24, 2014 as a Maryland corporation that intends to qualify as a REIT beginning with our taxable year ending December 31, 2015. On August 20, 2014, we commenced our ongoing IPO on a “reasonable best efforts” basis of up to 125.0 million shares of common stock, $0.01 par value per share, at a price of $25.00 per share, subject to certain volume and other discounts, for total gross proceeds of up to $3.1 billion, pursuant to a registration statement on Form S-11 (File No. 333-196302) (as amended, the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Registration Statement also covers up to 26.3 million shares of common stock available pursuant to the DRIP under which common stockholders may elect to have their distributions reinvested in additional shares of common stock.

On February 11, 2015, we received and accepted aggregate subscriptions in excess of the minimum offering amount for the IPO of $2.0 million in shares of common stock, broke general escrow and issued shares to our initial investors, who were admitted as stockholders. As of June 30, 2015, we had 3.5 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to the DRIP, and had received total gross proceeds from the IPO of $85.3 million. Until the NAV pricing date (as described below) the per share purchase price in our IPO will be at $25.00 per share, subject to certain volume and other discounts, and shares issued under the DRIP will be equal to $23.75 per share, which is equal to 95% of the offering price in our IPO. Beginning with the NAV pricing date, the per share price for shares in our IPO and under the DRIP will vary quarterly and will be equal to our NAV, as determined by our Advisor, plus applicable commissions and fees in the case of our IPO. We reserve the right to reallocate shares covered in the Registration Statement between our IPO and the DRIP. The NAV pricing date means the date we first publish an estimated per share NAV, which will be on or prior to July 11, 2017, which is 150 days following the second anniversary of the date that we broke escrow in our IPO.

We were formed to primarily acquire a diversified portfolio of healthcare-related assets including medical office buildings (“MOB”), seniors housing communities and other healthcare-related facilities. All such properties may be acquired and operated by us alone or jointly with another party. We may also originate or acquire first mortgage loans secured by real estate. We purchased our first property and commenced real estate operations in March 2015. As of June 30, 2015, we owned four properties consisting of 49,343 rentable square feet, which were 100.0% leased, with a weighted-average remaining lease term of 7.7 years.

Substantially all of our business is conducted through our OP. We are the sole general partner and hold substantially all of the units of limited partner interests in the OP (“OP units”). Additionally, the Advisor contributed $2,020 to the OP in exchange for 90 OP units, which represents a nominal percentage of the aggregate OP ownership. A holder of limited partner interests has the right to convert OP units for the cash value of a corresponding number of shares of our common stock or, at our option, a corresponding number of shares of our common stock, as allowed by the limited partnership agreement of the OP. The remaining rights of the limited partner interests in the OP are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP’s assets.

We have no direct employees. The Advisor has been retained to manage our affairs on a day-to-day basis. We also have retained American Realty Capital Healthcare III Properties, LLC (the “Property Manager”) to serve as our property manager. Our Dealer Manager serves as the dealer manager of our IPO. The Advisor, the Property Manager and the Dealer Manager are under common control with the Parent of our Sponsor, American Realty Capital VII, LLC (the “Sponsor”), as a result of which they are related parties, and each of which will receive compensation, fees and other expense reimbursements for services related to our IPO and the investment and management of our assets. The Advisor, Property Manager and Dealer Manager will receive fees during our offering, acquisition, operational and liquidation stages.

Significant Accounting Estimates and Critical Accounting Policies

Set forth below is a summary of the significant accounting estimates and critical accounting policies that management believes are important to the preparation of our financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty. These significant accounting estimates and critical accounting policies include:

Offering and Related Costs

Offering and related costs include all expenses incurred in connection with our IPO. Offering costs (other than selling commissions and the dealer manager fees) include costs that may be paid by the Advisor, the Dealer Manager or their affiliates on our behalf. These costs include but are not limited to (i) legal, accounting, printing, mailing, and filing fees; (ii) escrow service related fees; (iii) reimbursement of the Dealer Manager for amounts it may pay to reimburse the itemized and detailed due diligence expenses of broker-dealers; and (iv) reimbursement to the Advisor for a portion of the costs of its employees and other costs in connection with preparing supplemental sales materials and related offering activities. We are obligated to reimburse the Advisor or its affiliates, as applicable, for organization and offering costs paid by them on our behalf, provided that the Advisor is obligated to reimburse us to the extent organization and offering costs (excluding selling commissions and the dealer manager fee) incurred by us in our IPO exceed 2.0% of gross offering proceeds in our IPO. As a result, these costs are only our liability to the extent aggregate selling commissions, the dealer manager fee and other organization and offering costs do not exceed 12.0% of the gross proceeds determined at the end of our IPO.

Revenue Recognition

Our rental income is and will be primarily related to rent received from tenants in MOBs and triple-net leased healthcare facilities and from residents in seniors housing — operating properties (“SHOP”) held using a structure permitted by the REIT Investment Diversification and Empowerment Act of 2007 (“RIDEA”). Rent from tenants in our MOB and triple-net leased healthcare facilities operating segments is recorded in accordance with the terms of each lease on a straight-line basis over the initial term of the lease. Because many of the leases provide for rental increases at specified intervals, accounting principles generally accepted in the United States (“GAAP”) require us to record a receivable, and include in revenues on a straight-line basis, unbilled rent receivables that we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. When we acquire a property, the terms of existing leases are considered to commence as of the acquisition date for the purposes of this calculation. Rental income from residents in our SHOP operating segment is recognized as earned. Residents pay monthly rent that covers occupancy of their unit and basic services, including utilities, meals and some housekeeping services. The terms of the rent are short term in nature, primarily month-to-month. We defer the revenue related to lease payments received from tenants and residents in advance of their due dates.

Cost recoveries from tenants are included in operating expense reimbursement in the period the related costs are incurred, as applicable.

Resident services and fee income relates to ancillary services performed for residents in our SHOPs. Fees for ancillary services are recorded in the period in which the services are performed.

We continually review receivables related to rent and unbilled rent receivables and determine collectability by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, we record an increase in the allowance for uncollectible accounts or record a direct write-off of the receivable in the consolidated statements of operations and comprehensive loss.

Real Estate Investments

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred.

We evaluate the inputs, processes and outputs of each asset acquired to determine if the transaction is a business combination or asset acquisition. If an acquisition qualifies as a business combination, the related transaction costs are recorded as an expense in the consolidated statements of operations and comprehensive loss. If an acquisition qualifies as an asset acquisition, the related transaction costs are generally capitalized and subsequently amortized over the useful life of the acquired assets.

In business combinations, we allocate the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. Tangible assets may include land, land improvements, buildings, fixtures and tenant improvements. Intangible assets may include the value of in-place leases and above- and below-market leases. In addition, any assumed mortgages receivable or payable and any assumed or issued noncontrolling interests are recorded at their estimated fair values.

The fair value of the tangible assets of an acquired property with an in-place operating lease is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to the tangible assets based on the fair value of the tangible assets. The fair value of in-place leases is determined by considering estimates of carrying costs during the expected lease-up periods, current market conditions, as well as costs to execute similar leases. The fair value of above- or below-market leases is recorded based on the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and our estimate of the fair market lease rate for the corresponding in-place lease, measured over the remaining term of the lease including any below-market fixed rate renewal options for below-market leases.

In allocating the fair value to assumed mortgages, amounts are recorded to debt premiums or discounts based on the present value of the estimated cash flows, which is calculated to account for either above- or below-market interest rates.

In allocating the fair value to non-controlling interests, amounts are recorded based on the fair value of units issued at the date of acquisition, as determined by the terms of the applicable agreement.

In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including real estate valuations prepared by independent valuation firms. We also consider information and other factors including market conditions, the industry that the tenant operates in, characteristics of the real estate, i.e. location, size, demographics, value and comparative rental rates, tenant credit profile and the importance of the location of the real estate to the operations of the tenant’s business.

We are required to present the operations related to properties that have been sold or properties that are intended to be sold as discontinued operations in the consolidated statements of operations and comprehensive loss for all periods presented to the extent the disposal of a component represents a strategic shift that has or will have a major effect on our operations and financial results. Properties that are intended to be sold are to be designated as “held for sale” on the consolidated balance sheet at the lesser of the carrying amount or fair value less estimated selling costs when they meet specific criteria to be presented as held for sale. Properties are no longer depreciated when they are classified as held for sale.

Depreciation and Amortization

We are required to make subjective assessments as to the useful lives of the components of our real estate investments for purposes of determining the amount of depreciation to record on an annual basis. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our real estate investments, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land improvements, five years for fixtures and improvements, and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

Capitalized above-market lease values are amortized as a reduction of rental income over the remaining terms of the respective leases. Capitalized below-market lease values are amortized as an increase to rental income over the remaining terms of the respective leases and expected below-market renewal option periods.

Capitalized above-market ground lease values are amortized as a reduction of property operating expense over the remaining terms of the respective leases. Capitalized below-market ground lease values are amortized as an increase to property operating expense over the remaining terms of the respective leases and expected below-market renewal option periods.

The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, is amortized to expense over the remaining periods of the respective leases.

The assumed mortgage premiums or discounts are amortized as an increase or reduction to interest expense over the remaining term of the respective mortgages.

Impairment of Long Lived Assets

When circumstances indicate that the carrying value of a property may not be recoverable, we review the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued revised guidance relating to revenue recognition. Under the revised guidance, an entity is required to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The revised guidance was to become effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption was not permitted under GAAP. The revised guidance allows entities to apply the full retrospective or modified retrospective transition method upon adoption. In July 2015, the FASB deferred the effective date of the revised guidance by one year to annual reporting periods beginning after December 15, 2017, although entities will be allowed to early adopt the guidance as of the original effective date. We have not yet selected a transition method and are currently evaluating the impact of this new guidance.

In January 2015, the FASB issued updated guidance that eliminates from GAAP the concept of an event or transaction that is unusual in nature and occurs infrequently being treated as an extraordinary item. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Any amendments may be applied either prospectively or retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. We have assessed the potential impacts from future adoption of this revised guidance and has determined that there will be no impact to our financial position, results of operations and cash flows.

In February 2015, the FASB amended the accounting for consolidation of certain legal entities. The amendments modify the evaluation of whether certain legal entities are variable interest entities (“VIEs”) or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities that are involved with VIEs (particularly those that have fee arrangements and related party relationships). The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If we decide to early adopt the revised guidance in an interim period, any adjustments will be reflected as of the beginning of the fiscal year that includes the interim period. We have not yet selected a transition method and are currently evaluating the impact of this new guidance.

In April 2015, the FASB amended the presentation of debt issuance costs on the balance sheet. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The revised guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted for financial statements that have not previously been issued. If we decide to early adopt the revised guidance in an interim period, any adjustments will be reflected as of the beginning of the fiscal year that includes the interim period. We are currently evaluating the impact of this new guidance.

Properties

The following table includes information about the properties we own as of June 30, 2015:

Property/Portfolio	Acquisition Date	Number of Properties	Rentable Square Feet	Occupancy	Remaining Lease Term	Base Purchase Price(1)
						(In thousands)
Medical Office Buildings:
DaVita Bay Breeze – Largo, FL	Mar. 2015	1	7,247	100.0%	12.0	$1,650
RAI Clearwater – Clearwater, FL	Apr. 2015	1	14,936	100.0%	9.5	4,750
DaVita Hudson – Hudson, FL	May 2015	1	8,984	100.0%	9.2	2,725
Rockwall Medical Plaza - Rockwall, TX	Jun. 2015	1	18,176	100.0%	4.8	6,639
Portfolio, June 30, 2015		4	49,343	100.0%	7.7	$15,764

(1)	Contract purchase price, excluding acquisition related costs.

Results of Operations

We were incorporated on April 24, 2014. We purchased our first property and commenced our real estate operations in March 2015. Accordingly, our results of operations for the three and six months ended June 30, 2015 as compared to the period from April 24, 2014 (date of inception) to June 30, 2014 reflect significant increases in most categories.

Comparison of the Three Months Ended June 30, 2015 to the Period from April 24, 2014 (date of inception) to June 30, 2014

Rental Income

Rental income for the three months ended June 30, 2015 was $0.2 million. As of June 30, 2015, we owned four properties, which were 100.0% leased with consolidated annualized rental income of $1.1 million and a weighted-average remaining lease term of 7.7 years. We did not own any properties during the period from April 24, 2014 (date of inception) to June 30, 2014 and therefore had no rental income during such period.

Operating expense reimbursements

Operating expense reimbursements were approximately $31,000 for the three months ended June 30, 2015. Pursuant to many of our lease agreements, tenants are required to pay their pro rata share of property operating expenses, in addition to base rent, whereas under certain other lease agreements, the tenants are generally directly responsible for all operating costs of the respective properties. We did not own any properties during the period from April 24, 2014 (date of inception) to June 30, 2014 and therefore had no operating expense reimbursement income during such period.

Property Operating Expenses

Property operating expenses were approximately $34,000 for the three months ended June 30, 2015. These costs primarily relate to the costs associated with our properties, including real estate taxes, property insurance, utilities, repairs, maintenance and unaffiliated third party property management fees. We did not own any properties during the period from April 24, 2014 (date of inception) to June 30, 2014 and therefore had no property operating expenses during such period.

Acquisition and Transaction Related Expenses

Acquisition and transaction related expenses of $0.4 million for the three months ended June 30, 2015 related to our acquisition of three properties with a contract purchase price of $14.1 million. We did not purchase any properties and therefore had no acquisition and transaction related expenses during the period from April 24, 2014 (date of inception) to June 30, 2014.

General and Administrative Expenses

General and administrative expenses of $0.3 million for the three months ended June 30, 2015 included audit and legal fees, board member compensation and insurance expense. General and administrative expenses of approximately $16,000 for the period from April 24, 2014 (date of inception) to June 30, 2014 included only audit fees.

Depreciation and Amortization Expense

Depreciation and amortization expenses of $0.1 million for the three months ended June 30, 2015 related to our acquisition of four properties during the six months ended June 30, 2015, with a contract purchase price of $15.8 million. The purchase price of acquired properties is allocated to tangible and identifiable intangible assets and liabilities and depreciated or amortized over their estimated useful lives. We did not own any properties during the period from April 24, 2014 (date of inception) to June 30, 2014 and therefore had no depreciation and amortization expense during such period.

Comparison of the Six Months Ended June 30, 2015 to the Period from April 24, 2014 (date of inception) to June 30, 2014

Rental Income

Rental income for the six months ended June 30, 2015 was $0.2 million. As of June 30, 2015, we owned four properties, which were 100.0% leased with consolidated annualized rental income of $1.1 million and a weighted-average remaining lease term of 7.7 years. We did not own any properties during the period from April 24, 2014 (date of inception) to June 30, 2014 and therefore had no rental income during such period.

Operating expense reimbursements

Operating expense reimbursements were approximately $33,000 for the six months ended June 30, 2015. Pursuant to many of our lease agreements, tenants are required to pay their pro rata share of property operating expenses, in addition to base rent, whereas under certain other lease agreements, the tenants are generally directly responsible for all operating costs of the respective properties. We did not own any properties during the period from April 24, 2014 (date of inception) to June 30, 2014 and therefore had no operating expense reimbursement income during such period.

Property Operating Expenses

Property operating expenses were approximately $36,000 for the six months ended June 30, 2015. These costs primarily relate to the costs associated with our properties, including real estate taxes, property insurance, utilities, repairs, maintenance and unaffiliated third party property management fees. We did not own any properties during the period from April 24, 2014 (date of inception) to June 30, 2014 and therefore had no property operating expenses during such period.

Acquisition and Transaction Related Expenses

Acquisition and transaction related expenses of $0.5 million for the six months ended June 30, 2015 related to our acquisition of four properties with a contract purchase price of $15.8 million. We did not purchase any properties and therefore had no acquisition and transaction related expenses during the period from April 24, 2014 (date of inception) to June 30, 2014.

General and Administrative Expenses

General and administrative expenses of $0.5 million for the six months ended June 30, 2015 included audit and legal fees, board member compensation and insurance expense. General and administrative expenses of approximately $16,000 for the period from April 24, 2014 (date of inception) to June 30, 2014 included only audit fees.

Depreciation and Amortization Expense

Depreciation and amortization expenses of $0.1 million for the six months ended June 30, 2015 related to our acquisition of four properties during the six months ended June 30, 2015, with a contract purchase price of $15.8 million. The purchase price of acquired properties is allocated to tangible and identifiable intangible assets and liabilities and depreciated or amortized over their estimated useful lives. We did not own any properties during the period from April 24, 2014 (date of inception) to June 30, 2014 and therefore had no depreciation and amortization expense during such period.

Cash Flows for the Six Months Ended June 30, 2015

During the six months ended June 30, 2015, net cash used in operating activities was $0.7 million. The level of cash flows used in or provided by operating activities is affected by the volume of acquisition activity as well as scheduled rent payments and the level of operating expenses. Cash flows used in operating activities during the six months ended June 30, 2015 included $0.5 million of acquisition and transaction related costs. Cash outflows related to a net loss adjusted for non-cash items of $0.8 million (net loss of $0.9 million adjusted for non-cash items including depreciation and amortization of tangible and identifiable intangible real estate assets and share based compensation of $0.1 million) and an increase in prepaid expenses and other assets of $0.1 million due to rent and other receivables. These cash outflows were partially offset by an increase in accounts payable and accrued expenses of $0.2 million related to professional fees and real estate taxes.

The net cash used in investing activities during the six months ended June 30, 2015 of $16.0 million related to our acquisition of four properties with a contract purchase price of $15.8 million, exclusive of closing costs. Net cash used in investing activities also included $0.3 million in deposits for a future potential real estate acquisition.

Net cash provided by financing activities of $74.5 million during the six months ended June 30, 2015 consisted primarily of proceeds from the sale of common stock of $84.2 million, which was partially offset by $9.5 million of payments for offering costs and $0.2 million of distributions paid to stockholders.

Cash flows for the Period from April 24, 2014 (date of inception) to June 30, 2014

During the period from April 24, 2014 (date of inception) to June 30, 2014, no net cash was provided by or used in operating activities, as our net loss of approximately $16,000 was offset by accounts payable and accrued expenses of $16,000, which related to professional fees.

During the period from April 24, 2014 (date of inception) to June 30, 2014, no net cash was provided by or used in financing activities. We had cash inflows of $0.2 million from proceeds from the issuance of common stock and $0.5 million from advances from affiliates, primarily to fund third party offering costs, offset by $0.7 million of payments related to offering costs.

Liquidity and Capital Resources

As of June 30, 2015, we had cash of $57.9 million. We expect cash flows from operations and the sale of common stock to be used primarily to invest in real estate, pay debt service, pay operating expenses and pay stockholder distributions.

In February 2015, we had raised proceeds sufficient to break escrow in connection with our IPO. We received and accepted aggregate subscriptions in excess of the minimum $2.0 million, broke general escrow and issued shares of common stock to our initial investors, who were simultaneously admitted as stockholders. As of June 30, 2015, we had 3.5 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to the DRIP, and had received total gross proceeds from the IPO of $85.3 million. Proceeds from our IPO will be applied to the investment in properties and the payment or reimbursement of selling commissions and other fees and expenses related to our IPO. We will experience a relative increase in liquidity as we receive additional subscriptions for shares and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition and operation of our properties or the payment of distributions.

We acquired our first property and commenced real estate operations in March 2015. As of June 30, 2015, we owned four properties with an aggregate purchase price of $15.8 million. Our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans and securities we acquire, improvement costs, the payment of our operating and administrative expenses and distributions to our stockholders. Generally, we will fund our acquisitions from the net proceeds of our IPO. We intend to acquire our assets with cash and mortgage or other debt, but we also may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash or in OP Units, or any mix thereof.

We expect to fund our future short-term operating liquidity requirements through a combination of cash on hand, proceeds from our IPO, net cash provided by our current property operations and the operations of properties to be acquired in the future and secured mortgage financings. Once we have used all the proceeds from our IPO to acquire properties, management expects that cash flow from our properties will be sufficient to fund operating expenses and the payment of our monthly distributions. Other potential future sources of capital include proceeds from secured and unsecured financings from banks or other lenders, proceeds from public and private offerings, proceeds from the sale of properties and undistributed funds from operations.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire. If reserves or other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available, or, if available, that the terms will be acceptable to us.

We expect to utilize proceeds from our IPO and proceeds from secured financings to complete future property acquisitions. Specifically, we may incur mortgage debt and pledge all or some of our properties as security for that debt to obtain funds to acquire additional properties. We may borrow if we need funds to satisfy the REIT tax qualification requirement that we generally distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income, as calculated in accordance with GAAP, determined without regard to the deduction for dividends paid and excluding net capital gain). We also may borrow if we otherwise deem it necessary or advisable to assure that we maintain our qualification as a REIT.

We expect to use debt financing as a source of capital. Under our charter, the maximum amount of our total indebtedness may not exceed 300% of our total “net assets” (as defined by the North American Securities Administrators Association (“NASAA”) Statement of Policy Regarding Real Estate Investment Trusts, (“NASAA REIT Guidelines”) as of the date of any borrowing, which is generally expected to be approximately 75% of the cost of our investments. However, we may exceed that limit if approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following such borrowing along with justification for exceeding such limit. In addition, it is currently our intention to limit our aggregate borrowings to 45% of the aggregate fair market value of our assets, unless borrowing a greater amount is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following such borrowing along with justification for borrowing such a greater amount. This limitation, calculated after the close of our IPO and once we have invested substantially all the proceeds of our IPO, will not apply to individual real estate assets or investments. At the date of acquisition of each asset, we anticipate that the cost of investment for such asset will be substantially similar to its fair market value, which will enable us to satisfy our requirements under the NASAA REIT Guidelines. However, subsequent events, including changes in the fair market value of our assets, could result in our exceeding these limits.

After the NAV pricing date, if our NAV exceeds $1.0 billion in the aggregate, we intend to maintain 5% of the overall value of our portfolio in liquid assets. However, our stockholders should not expect that we will maintain liquid assets at or above this level. To the extent that we maintain borrowing capacity under a line of credit, if a line of credit is ever obtained, such available amount will be included in calculating our liquid assets. Our Advisor will consider various factors in determining the amount of liquid assets we should maintain, including but not limited to our receipt of proceeds from sales of additional shares, our cash flow from operations, available borrowing capacity under a line of credit, if any, our receipt of proceeds from any asset sale, and the use of cash to fund repurchases. The board of directors will review the amount and sources of liquid assets on a quarterly basis.

Our board of directors has adopted a Share Repurchase Program (“SRP”) that enables our stockholders to sell their shares to us under limited circumstances. At the time a stockholder requests a repurchase, we may, subject to certain conditions, repurchase the shares presented for repurchase for cash to the extent we have sufficient funds available to fund such purchase. There are limits on the number of shares we may repurchase under this program during any 12-month period. Further, we are only authorized to repurchase shares using the proceeds secured from the DRIP in any given quarter. As of June 30, 2015, no shares of common stock have been repurchased or requested to be repurchased.

Acquisitions

As of August 7, 2015, we owned six properties with a contract price of $26.4 million. In accordance with the terms of the investment opportunity allocation agreement we have entered into with Healthcare Trust, Inc., we have been provisionally allocated MOB assets identified by our Advisor and its affiliates with an expected aggregate contract price of $58.3 million that are under contract or under executed letters of intent. Pursuant to the terms of the purchase and sale agreements and letters of intent, the obligation to close upon these acquisitions is subject to certain conditions customary to closing, including the successful completion of due diligence and fully negotiated binding agreements. There can be no assurance that we will complete these acquisitions. We intend to use proceeds raised from our IPO to fund acquisitions.

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts (“NAREIT”), an industry trade group, has promulgated a measure known as funds from operations (“FFO”), which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the “White Paper”). The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of real estate and asset impairment writedowns, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as expected by lessees for operational purposes in order to maintain the value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may not be fully informative. Additionally, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indicators exist and if the carrying, or book, value exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, because impairments are based on estimated undiscounted future cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges.

Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization and impairments, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO and modified funds from operations (“MFFO”), as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

There have been changes in the accounting and reporting promulgations under GAAP that were put into effect in 2009 subsequent to the establishment of NAREIT’s definition of FFO, such as the change to expense as incurred rather than capitalize and depreciate acquisition fees and expenses incurred for business combinations. Management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation, but have a limited and defined acquisition period. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association (“IPA”), an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we continue to purchase a significant amount of new assets. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring our properties and once our portfolio is stabilized. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our IPO has been completed and our portfolio has been stabilized. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations (the “Practice Guideline”) issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to straight line rents and amortization of above and below market intangible lease assets and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rental payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized.

Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition and transaction-related expenses, amortization of above and below market leases, fair value adjustments of derivative financial instruments, straight-line rent receivables, amortization of mortgage premiums and discounts, gains or losses on the sale of investments and the adjustments of such items related to non-controlling interests. Under GAAP, acquisition and transaction-related fees and expenses are characterized as operating expenses in determining operating net income during the period in which the asset is acquired. These expenses are paid in cash by us, and therefore such funds will not be available to invest in other assets, pay operating expenses or fund distributions. MFFO that excludes such costs and expenses would only be comparable to that of non-listed REITs that have completed their acquisition activities and have similar operating characteristics as us. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments of derivatives as items which are unrealized. We view both gains and losses from dispositions of assets and fair value adjustments of derivatives as items which are not reflective of ongoing operations and are therefore typically adjusted for when assessing operating performance. While we are responsible for managing interest rate, hedge and foreign exchange risk, we will retain an outside consultant to review all our hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such gains and losses in calculating MFFO, as such gains and losses are not reflective of ongoing operations. The purchase of properties, and the corresponding expenses associated with that process, is a key operational feature of our business plan to generate operational income and cash flows in order to make distributions to our investors.

We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, which have defined acquisition periods and targeted exit strategies, and allow us to evaluate our performance against other non-listed REITs. For example, acquisition and transaction-related costs may be funded from the proceeds of our IPO and other financing sources and not from operations. By excluding expensed acquisition and transaction-related costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way. Accordingly, comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with GAAP measurements as an indication of our performance. MFFO has limitations as a performance measure while an offering is ongoing such as our IPO where the price of a share of common stock is a stated value and there is no NAV determination during the offering phase, except to the extent we commence calculating NAV prior to the closing of our IPO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO.

The table below reflects the items deducted or added to net loss in our calculation of FFO and MFFO for the periods indicated:

	Three Months Ended		Six Months Ended June 30, 2015
(In thousands)	March 31, 2015	June 30, 2015
Net loss (in accordance with GAAP)	$(319)	$(601)	$(920)
Depreciation and amortization	4	75	79
FFO attributable to common stockholders	(315)	(526)	(841)
Acquisition and transaction related	48	425	473
Amortization of market lease intangibles	(1)	(5)	(6)
Straight-line rent	(1)	(5)	(6)
MFFO attributable to common stockholders	$(269)	$(111)	$(380)

Distributions

On January 29, 2015, our board of directors authorized, and we declared, distributions payable to stockholders of record each day during the applicable period at a rate equal to $0.0042808219 per day. Distributions began to accrue on March 15, 2015. Distributions are payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month.

The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for distribution, our financial condition, capital expenditure requirements, as applicable, requirements of Maryland law and annual distribution requirements needed to qualify and maintain our status as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). Distribution payments are dependent on the availability of funds. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured.

During the six months ended June 30, 2015, distributions paid to common stockholders totaled $0.5 million, inclusive of $0.2 million of distributions reinvested through the DRIP. During the six months ended June 30, 2015, cash used to pay distributions was generated from offering proceeds from issuance of common stock and offering proceeds reinvested in common stock under the DRIP.

The following table shows the sources for the payment of distributions to common stockholders, including distributions on unvested restricted stock, excluding distributions related to unvested performance-based restricted, forfeitable partnership units of the OP designated as “Class B Units” as these distributions are recorded as expenses in the consolidated statements of operations and comprehensive loss, for the periods indicated:

	Three Months Ended				Six Months Ended June 30, 2015
	March 31, 2015		June 30, 2015
(In thousands)		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions
Distributions:
Distributions to stockholders	$—		$451		$451
Source of distribution coverage:
Cash flows provided by operations(1)	$—	—%	$—	—%	$—	—%
Offering proceeds from issuance of common stock	—	—%	236	52.3%	236	52.3%
Proceeds received from common stock issued under the DRIP	—	—%	215	47.7%	215	47.7%
Proceeds from financings	—	—%	—	—%	—	—%
Total source of distribution coverage	$—	—%	$451	100.0%	$451	100.0%
Cash flows used in operations (in accordance with GAAP)(1)	$(140)		$(585)		$(725)
Net loss attributed to stockholders (in accordance with GAAP)	$(319)		$(601)		$(920)

(1)	Cash flows used in operations for the three months ended March 31, 2015 and June 30, 2015 and the six months ended June 30, 2015 reflect acquisition and transaction related expenses of approximately $48,000, $0.4 million and $0.5 million, respectively.

For the six months ended June 30, 2015, cash flows used in operations were $0.7 million. As shown in the table above, we funded distributions with proceeds from our IPO as well as proceeds from our IPO which were reinvested in common stock issued under our DRIP. To the extent we pay distributions in excess of cash flows provided by operations, our stockholders’ investment may be adversely impacted. Since inception, our cumulative distributions have exceeded our cumulative FFO. Distributions paid from sources other than our cash flows from operations, particularly from proceeds of our IPO, will result in us having fewer funds available for the acquisition of properties and other real estate-related investments and may dilute our stockholders’ interests in us, which may adversely affect our ability to fund future distributions with cash flows from operations and may adversely affect our stockholders’ overall return.

The following table compares cumulative distributions paid to cumulative net loss and cumulative cash flows provided by operations (in accordance with GAAP) for the period from April 24, 2014 (date of inception) through June 30, 2015:

(In thousands)	For the Period from April 24, 2014 (date of inception) to June 30, 2015
Distributions paid:
Distributions to stockholders	$451
Reconciliation of net loss:
Revenues	$203
Acquisition and transaction related	(473)
Depreciation and amortization	(79)
Other operating expenses	(751)
Net loss (in accordance with GAAP)(1)	$(1,100)
Cash flow used in operations	$(879)
FFO attributable to common stockholders	$(1,021)

(1)	Net loss as defined by GAAP includes the non-cash impact of depreciation and amortization expense as well as costs incurred relating to acquisitions and related transactions.

Election as a REIT

We intend to elect and qualify to be taxed as a REIT under Sections 856 through 860 of the Code, effective for our taxable year ending December 31, 2015. We believe that, commencing with such taxable year, we will be organized and operating in such a manner as to qualify for taxation as a REIT under the Code. We intend to continue to operate in such a manner to qualify for taxation as a REIT, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. In order to qualify and continue to qualify for taxation as a REIT, we must, among other things, distribute annually at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP) determined without regard to the deduction for dividends paid and excluding net capital gains, and must comply with a number of other organizational and operational requirements. If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on that portion of our REIT taxable income that we distribute to our stockholders. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and properties as well as federal income and excise taxes on our undistributed income.

Inflation

We may be adversely impacted by inflation on any leases that do not contain indexed escalation provisions. In addition, we may be required to pay costs for maintenance and operation of properties, which may adversely impact our results of operations due to potential increases in costs and operating expenses resulting from inflation.

Related-Party Transactions and Agreements

We have entered into agreements with affiliates of our Sponsor, whereby we have paid and/or may in the future pay certain fees or reimbursements to our Advisor, its affiliates and entities under common ownership with our Advisor in connection with items such as acquisition and financing activities, sales and maintenance of common stock under our IPO, transfer agency services, asset and property management services and reimbursement of operating and offering related costs. See Note 5 — Related Party Transactions and Arrangements of our financial statements included in this Quarterly Report on Form 10-Q for a discussion of the various related party transactions, agreements and fees.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or rates. As of June 30, 2015, we do not have any long-term debt, but anticipate incurring long-term debt in the future. In addition, as of June 30, 2015, we do not have any derivative financial instruments. Our interest rate risk management objectives with respect to our long-term debt will be to limit the impact of interest rate changes in earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps and collars in order to mitigate our interest rate risk with respect to various debt instruments. We would not hold or issue these derivative contracts for trading or speculative purposes. We do not anticipate having any foreign operations and we do not expect to be exposed to foreign currency fluctuations.

Item 4. Controls and Procedures.

In accordance with Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded, as of the end of such period, that our disclosure controls and procedures are effective.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings.

As of the end of the period covered by this Quarterly Report on Form 10-Q, we are not a party to any material pending legal proceedings.

Item 1A. Risk Factors.

Our potential risks and uncertainties are presented in the section entitled “Item 1A. Risk Factors,” disclosed in our Annual Report on Form 10-K for the year ended December 31, 2014. The following additional risk factors should be considered regarding our potential risks and uncertainties:

Distributions paid from sources other than our cash flows from operations, particularly from proceeds of our IPO, result in us having fewer funds available for the acquisition of properties and other real estate-related investments and may dilute our stockholders’ interests in us, which may adversely affect our ability to fund future distributions with cash flows from operations and may adversely affect our stockholders’ overall return.

Our cash flows used in operations were $0.7 million for the six months ended June 30, 2015. During the six months ended June 30, 2015, we paid distributions of $0.5 million, of which $0.2 million, or 52.3%, was funded from offering proceeds from issuance of common stock and $0.2 million, or 47.7%, was funded from offering proceeds reinvested in common stock under the DRIP. During the six months ended June 30, 2015, cash flow from operations included an increase in accounts payable and accrued expenses of $0.2 million, as reflected on the statement of cash flows. Accordingly, if these accounts payable and accrued expenses had been paid during the six months ended June 30, 2015, there would have been $0.2 million less in cash flow from operations available to pay distributions. Using offering proceeds to pay distributions, especially if the distributions are not reinvested through our DRIP, reduces cash available for investment in assets or other purposes, and reduces our per share stockholders’ equity. We may continue to use our remaining net offering proceeds to fund distributions.

We may not generate sufficient cash flows from operations to pay future distributions. If we do not generate sufficient cash flows from our operations and other sources, such as from borrowings, the sale of additional securities, advances from our Advisor, and our Advisor’s deferral, suspension or waiver of its fees and expense reimbursements, to fund distributions, we may continue to use the remaining proceeds from our IPO. Moreover, our board of directors may change our distribution policy, in its sole discretion, at any time. Distributions made from our remaining offering proceeds are a return of capital to stockholders, from which we will have already paid offering expenses in connection with our IPO. We have not established any limit on the amount of proceeds from our IPO that may be used to fund distributions, except that, in accordance with our organizational documents and Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; (2) cause our total assets to be less than the sum of our total liabilities plus senior liquidation preferences, if any; or (3) jeopardize our ability to qualify as a REIT.

Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions with the sale of assets or the remaining proceeds of our IPO may affect our ability to generate additional operating cash flows. Funding distributions from the sale of additional securities could dilute each stockholder’s interest in us if we sell shares of our common stock or securities that are convertible or exercisable into shares of our common stock to third-party investors. Payment of distributions from the mentioned sources could restrict our ability to generate sufficient cash flows from operations, affect our profitability or affect the distributions payable to stockholders upon a liquidity event, any or all of which may have an adverse effect on an investment in our shares.

We rely significantly on six major tenants (including, for this purpose, all affiliates of such tenants) and therefore are subject to tenant credit concentrations that make us more susceptible to adverse events with respect to such tenants.

As of June 30, 2015, the following six major tenants represented 5% or more of our consolidated annualized rental income on a straight-line basis including, for this purpose, all affiliates of such tenants:

Tenant	Percentage of Straight-line Rent
DaVita Healthcare Partners Inc.	21.7%
Fresenius Medical Care AG & Co.	15.6%
PedMed Rockwall, LLC	14.0%
Texas Health Resources	17.8%
Renal Hypertension Center	21.3%
Urology Clinics of North Texas, PLLC	9.6%

Therefore, the financial failure of these tenants could have a material adverse effect on our results of operations and our financial condition. In addition, the value of our investment is driven by the credit quality of the underlying tenants, and an adverse change in the tenant’s financial condition or a decline in the credit rating of such tenant may result in a decline in the value of our investment.

Our property portfolio has a high concentration of properties located in two states. Our properties may be adversely affected by economic cycles and risks inherent to such states.

As of June 30, 2015, the following two states represented 5% or more of our consolidated annualized rental income on a straight-line basis:

State	Percentage of Straight-line Rent
Florida	58.6%
Texas	41.4%

Any adverse situation that disproportionately affects the states listed above may have a magnified adverse effect on our portfolio. Real estate markets are subject to economic downturns, as they have been in the past, and we cannot predict how economic conditions will impact this market in both the short and long term. Declines in the economy or a decline in the real estate market in this state could hurt our financial performance and the value of our property. Factors that may negatively affect economic conditions in this state include:

•	business layoffs or downsizing;
•	industry slowdowns;
•	relocations of businesses;
•	changing demographics;
•	increased telecommuting and use of alternative work places;
•	infrastructure quality;
•	any oversupply of, or reduced demand for, real estate;
•	concessions or reduced rental rates under new leases for properties where tenants defaulted; and
•	increased insurance premiums.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds of Registered Securities.

We did not sell any equity securities that were not registered under the Securities Act of 1933 during the six months ended June 30, 2015.

On August 20, 2014, we commenced our IPO on a “reasonable best efforts” basis of up to a maximum of $3.1 billion of common stock, consisting of up to 125.0 million shares, pursuant to the Registration Statement initially filed on May 28, 2014 with the SEC under the Securities Act of 1933, as amended. The Registration Statement, which was declared effective by the SEC on August 20, 2014, also covers 26.3 million shares of common stock pursuant to the DRIP under which common stockholders may elect to have their distributions reinvested in additional shares of common stock. As of June 30, 2015, we have issued 3.5 million shares of our common stock, including unvested restricted shares and shares issued pursuant to the DRIP, and received $85.3 million of offering proceeds.

The following table reflects the offering costs associated with the issuance of common stock:

(In thousands)	Six Months Ended June 30, 2015
Selling commissions and dealer manager fees	$7,279
Other offering costs	1,581
Total offering costs	$8,860

The Dealer Manager may reallow the selling commissions and a portion of the dealer manager fees to participating broker-dealers. The following table details the selling commissions reallowed related to the sale of shares of common stock:

(In thousands)	Six Months Ended June 30, 2015
Selling commissions and dealer manager fees	$7,279
Less:
Commissions to participating broker-dealers	(4,692)
Reallowance to participating broker-dealers	(801)
Net to the Dealer Manager	$1,786

As of June 30, 2015, we have incurred $11.2 million of cumulative offering costs in connection with registering and selling shares of our common stock. As of June 30, 2015, cumulative offering costs included $1.6 million of offering cost reimbursements incurred from the Advisor and Dealer Manager, excluding commissions and dealer manager fees. The Advisor elected to cap cumulative offering costs incurred by us, net of unpaid amounts, to 15.0% of gross common stock proceeds during the offering period. Cumulative offering costs, net of unpaid amounts, were less than 15.0% of gross proceeds at June 30, 2015. Cumulative offering proceeds from the sale of common stock exceeded cumulative offering costs by $74.1 million at June 30, 2015.

We have used and expect to continue to use substantially all of the net proceeds from our IPO to primarily acquire a diversified portfolio of income producing real estate properties, focusing predominantly on MOBs and healthcare-related facilities. We may also originate or acquire first mortgage loans secured by real estate. As of June 30, 2015, we have used the net proceeds from our IPO to purchase four properties with an aggregate purchase price of $15.8 million. In connection with our acquisitions, we paid acquisition fees of $0.2 million and acquisition expense reimbursements of $0.1 million to our Advisor during the six months ended June 30, 2015. We did not assume or incur any debt and therefore did not incur any financing coordination fees during the six months ended June 30, 2015. We paid third-party acquisition expenses of $0.2 million during the six months ended June 30, 2015.

Our board of directors has adopted a SRP that enables our stockholders to sell their shares to us under limited circumstances. At the time a stockholder requests a repurchase, we may, subject to certain conditions, repurchase the shares presented for repurchase for cash to the extent we have sufficient funds available to fund such purchase. There are limits on the number of shares we may repurchase under this program during any 12-month period. Further, we are only authorized to repurchase shares using the proceeds secured from the DRIP in any given quarter. As of June 30, 2015, no shares of common stock have been repurchased or requested to be repurchased.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

On August 10, 2015, we, our Advisor and American Realty Capital Healthcare III Special Limited Partnership, LLC entered into an Amended and Restated Agreement of Limited Partnership, which amended and restated the existing agreement of limited partnership of the OP to provide for various changes including, among others, to clarify the calculation of the subordinated distribution amounts payable in the event the Company is listed on an exchange, in the event the advisory agreement is terminated or in the event of another liquidity event.

Item 6. Exhibits.

The exhibits listed on the Exhibit Index (following the signatures section of this report) are included, or incorporated by reference, in this Quarterly Report on Form 10-Q.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC.

By:	/s/ Thomas P. D’Arcy Thomas P. D’Arcy Chief Executive Officer, President and Secretary (Principal Executive Officer)
By:	/s/ Edward F. Lange, Jr. Edward F. Lange, Jr. Chief Financial Officer, Chief Operating Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

Dated: August 11, 2015

EXHIBITS INDEX

The following exhibits are included, or incorporated by reference, in this Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description
4.3*	Amended and restated agreement of limited partnership of American Realty Capital Healthcare Trust III Operating Partnership, L.P. dated as of August 10, 2015
10.12*	Agreement for purchase and sale of real property, dated April 28, 2015, by and between American Realty Capital VII, LLC and Rockwall Medical Properties, L.P.
10.13*	Agreement for purchase and sale of real property, dated June 9, 2015 by and between American Realty Capital VII, LLC and GCS Stemmer Properties, LLC
31.1*	Certification of the Principal Executive Officer of the Company pursuant to Securities Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Principal Financial Officer of the Company pursuant to Securities Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32*	Written statements of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101*	XBRL (eXtensible Business Reporting Language). The following materials from American Realty Capital Healthcare Trust III, Inc.’s Quarterly Report on Form 10-Q for the six months ended June 30, 2015, formatted in XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations and Comprehensive Loss, (iii) the Consolidated Statement of Changes in Equity, (iv) the Consolidated Statement of Cash Flows and (v) the Notes to the Consolidated Financial Statements.

*	Filed herewith.